UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 24, 2017

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

PILGRIM’S PRIDE CORPORATION

(Full Name of Registrant)

N/A

(Former Name if Applicable)

1770 Promontory Circle

(Address of Principal Executive Office (Street and Number))

Greeley, CO 80634-9038

(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Pilgrim’s Pride Corporation (the “Company”) has determined that it is unable to file its Quarterly Report on Form 10-Q for the quarterly period ended September 24, 2017 (the “Form 10-Q”) by November 3, 2017, the original prescribed due date for such filing. As previously announced in in its Current Report on Form 8-K filed with the Securities and Exchange Commission on September 11, 2017 (the “Form 8-K”), on September 8, 2017, the Company completed its previously announced acquisition (the “Acquisition”) of all of the issued and outstanding shares of Granite Holdings S.à r.l. (“Moy Park”). The Form 10-Q will be the Company’s first periodic filing since the completion of the Acquisition. Accordingly, the Company needs additional time to complete certain disclosures and analyses to be included in the Form 10-Q relating to the Acquisition. The Company is therefore unable to file its Form 10-Q within the prescribed time period without unreasonable effort or expense. The Company expects to file its Form 10-Q on or before the fifth calendar day following the prescribed due date.

The Company’s expectation regarding the timing of the filing of its Form 10-Q and the Company’s belief with respect to anticipated changes from the results of operation from the corresponding period of the last fiscal year are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, and actual events may differ materially from those contemplated by these forward-looking statements. These forward-looking statements are subject to certain risks and uncertainties, including the inability of the Company to complete the work necessary in order to file its Form 10-Q in the time frame that is anticipated. The Company undertakes no obligation to revise or update any forward-looking statements to reflect actual events or circumstances after the date hereof.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Fabio Sandri	(970)	506-8000
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☑ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☑ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As described above in “Part III – Narrative” of this Form 12b-25, the Company completed the Acquisition on September 8, 2017. The Acquisition was a common control transaction under U.S. GAAP. The accounting and reporting for a transaction between entities under common control is not to be considered a business combination under U.S. GAAP. Accordingly, for the period from September 30, 2015 through September 7, 2017, the Condensed Consolidated and Combined Financial Statements will include the accounts of the Company and its majority-owned subsidiaries combined with the accounts of Moy Park. For the period from September 8, 2017 through September 24, 2017, the Condensed Consolidated and Combined Financial Statements will include the accounts of the Company and its majority- owned subsidiaries, including Moy Park.

As a result of the Acquisition, the Company anticipates that there will be a significant change in the results of operations previously reported in the corresponding period for the last fiscal year because its results of operations for the three- and nine-month period ended September 25, 2016 will include the results of operations of Moy Park. As a result of the Acquisition, the Company expects its net sales for the nine-months ended to increase from $6,022,973,479 to $7,507,681,599 as of September 25, 2016. Accordingly, it is anticipated that the net income for the nine-months ended September 25, 2016 reflected in the subject Form 10-Q will be $394,685,247 as compared to the net income for the previously reported period ended September 25, 2016 of $369,580,926.

PILGRIM’S PRIDE CORPORATION

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 6, 2017	By	/s/ Fabio Sandri
Fabio Sandri
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).